Exhibit 99.1

Copa Holdings Announces Second Quarter 2021 Financial Results Release Schedule

PANAMA CITY, July 8, 2021 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) announces the following events:

Earnings Release – Second Quarter 2021
Date:	August 4, 2021
Time:	After US market close
This release will be available on our website: https://copa.gcs-web.com/financial-information/quarterly-results
Earnings Conference Call and Webcast
Date:	August 5, 2021
Time:	11:00 AM US ET (10:00 AM Local Time)
Conference telephone number:	877-293-5456 (US Domestic Callers)
707-287-9357 (International Callers)
Webcast:	https://copa.gcs-web.com/events-and-presentations
Speakers:	Pedro Heilbron, Chief Executive Officer
José Montero, Chief Financial Officer

Given the global pandemic, teleconference providers are handling higher than usual call volumes. To avoid connection problems, we strongly encourage our listeners to join the conference via webcast. Please access the website several minutes prior to the scheduled start time, allowing sufficient time to register, download and install any necessary software.

If you are unable to listen or access this presentation at the scheduled time, a webcast replay option will be available at the above website shortly after the conference.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean. For more information visit www.copa.com.

CPA-G

CONTACT: Daniel Tapia – Panamá
Director – Investor Relations
011 (507) 304-2774